UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2010

Commission File Number: 001-32199
Ship Finance International Limited
(Translation of registrant’s name into English)
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto are the unaudited condensed interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ship Finance International Limited for the six months ended June 30, 2010.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 7, 2008, and the Company’s Registration Statement on Form F-3 (Registration No. 333-158162) filed with the SEC on May 6, 2009.

SHIP FINANCE INTERNATIONAL LIMITED
As used herein, “we”, “us”, “our” and “the Company” all refer to Ship Finance International Limited. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
for the six months ended June 30, 2010
General
Ship Finance International Limited is a Bermuda based ship-owning company incorporated in 2003, with registered and principal executive offices located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.
We operate through subsidiaries, partnerships and branches located in Bermuda, Cyprus, Malta, Liberia, Norway, the United States of America, Singapore, the United Kingdom and the Marshall Islands.
We are an international ship owning company and our assets currently consist of 31 oil tankers, eight oil/bulk/ore carriers, which we refer to as OBOs currently configured to carry drybulk cargo, one drybulk carrier, eight container vessels, one jack-up drilling rig, six offshore supply vessels, two chemical tankers and three ultra-deepwater drilling units. Three of the oil tankers have been sold on hire purchase terms, for delivery to their new owners in 2011, 2014 and 2015, respectively.
As at June 30, 2010, we have contracted to purchase the following vessels:
•	one newbuilding container vessel, with estimated delivery to us in 2010; and

•	seven newbuilding drybulk carriers, with estimated delivery to us between 2010 and 2012,
All seven newbuilding drybulk carriers have been secured on medium to long-term charters subsequent to June 30, 2010.
As at June 30, 2010, our customers included subsidiaries of Frontline Ltd (“Frontline”), Horizon Lines Inc. (“Horizon Lines”), Golden Ocean Group Limited (“Golden Ocean”), Seadrill Limited (“Seadrill”), North China Shipping Holdings Co. (“NCS”), Taiwan Maritime Transportation Co. Ltd (“TMT”), Subsidiaries in the Sinochem Group (“Sinochem”), Heung-A Shipping Co. Ltd (“Hueng-A”), the CMA CGM Group (“CMA CGM”) and Deep Sea Supply Plc (“Deep Sea”). Apart from our six non-double hull oil tankers and one of our container vessels, which have short-term charters, most of our vessels range from four to 17 years remaining charter period, providing us with significant, stable base cash flows and high asset utilization provided that our counterparties fully perform under the terms of the respective charters. Some of our charters include purchase options exercisable by the charterer, which if exercised would reduce our remaining charter coverage and contracted cash flow.
We were formed in 2003 as a wholly owned subsidiary of Frontline, which is one of the largest owners and operators of large crude oil tankers in the world, and effective January 2004 we purchased from Frontline a fleet of 47 vessels, comprised of 23 Very Large Crude Carriers (“VLCCs”), including an option to acquire one VLCC, 16 Suezmax tankers and eight OBOs.
Since 2004 we have diversified our asset base from the initial two asset types — crude oil tankers and OBOs — to eight asset types, now including container vessels, drybulk carriers, chemical tankers, jack-up drilling rigs, ultra-deepwater drilling units and offshore supply vessels.

Operating Results
Net income for the six months ended June 30, 2010 was $100.6 million, an increase of 5% from the six months ended June 30, 2009.

	Six months ended	Six months ended
(in thousands of $)	June 30, 2010	June 30, 2009

Total operating revenues	163,370	184,891
Gain on sale of assets	27,688	—
Total operating expenses	(62,105)	(93,941)

Net operating income	128,953	90,950
Interest income	400	149
Interest expense	(51,226)	(61,834)
Other financial items (net)	(13,803)	27,554
Equity in earnings of associated companies	36,240	39,379

Net income	100,564	96,198

The increase in net operating income, caused mainly by the gain on sale of two vessel in the current year and vessel impairment charges in the previous year, was partly offset by adverse mark to market charges on interest rate swaps in the current year and a non-operating gain on the repurchase of our 8.5% Senior Notes in the previous year.
We have three ultra-deepwater drilling units and one drybulk carrier owned by three wholly-owned subsidiaries which are accounted for under the equity method. The operating revenues of these subsidiaries are included under “equity in earnings of associated companies”, where they are reported net of operating and non-operating expenses.
Total operating revenues

	Six months ended	Six months ended
(in thousands of $)	June 30, 2010	June 30, 2009

Direct financing and sale-type lease interest income	66,144	80,327
Finance lease service revenues	39,234	45,494
Profit sharing revenues	22,745	22,502
Time charter revenues	660	2,164
Bareboat charter revenues	34,277	34,249
Other operating income	310	155

Total operating revenues	163,370	184,891

Direct financing and sale-type lease interest income arises on most of our tankers and our OBOs, jack-up drilling rig and two offshore supply vessels. In the six months ended June 30, 2009, all of our tankers were accounted for as capital leases. In the six months ended June 30, 2010, the initial charters on four of our non-double hull tankers came to an end and they were then continued on short-term charters, which are accounted for as operating leases; the remaining tankers were accounted for as capital leases. The net decrease in lease interest income is due mainly to the:
•	sales of two tankers on finance leases in 2009 and one tanker on finance lease in early 2010;

•	change of four non-double hull vessels from finance to operating leases in 2010;

•	exercise of a purchase option by the charterer of one jack-up drilling rig in July 2009;

•	scheduled reductions in lease interest income over the terms of our leases, as a progressively lesser proportion of the lease rental payment is allocated as interest income and a higher amount treated as repayment of the lease investment.
The reduction in finance lease service revenue arises mainly from the sales of Front Duchess in 2009 and Front Vista in February 2010, the change of two non-double hull vessels to bareboat charters in the six months ended June 30, 2009, and the change in 2010 of two other non-double hull VLCCs to bareboat charters.

Profit sharing revenues are marginally higher in the six months ended June 30, 2010 compared with the same period in 2009, due to slightly higher charter rates achieved by our vessels that are chartered to subsidiaries of Frontline Ltd (the “Frontline Charterers”). This was offset by a reduced number of vessels earning profit sharing revenue arising from the disposals and the expiry of profit sharing on some non-double hull vessels.
Time charter revenues in the six months ended June 30, 2009, were earned by three of our containerships. In the first quarter of 2009 two converted to bareboat charters, resulting in a significant reduction in time charter revenues in the six months ended June 30, 2010.
Bareboat charter revenues are earned by our two chemical tankers and those of our containerships and offshore supply vessels which are leased under operating leases on bareboat charters. In the six months ended June 30, 2010, bareboat revenues were also earned by four non-double hull oil tankers, although the daily rates for these vessels are low. Overall, total bareboat charter revenues are substantially unchanged.
Cash flows arising from finance leases
The following table analyzes our cash flows from our direct financing and sales-type leases with the Frontline Charterers, subsidiaries of Seadrill, subsidiaries of Deep Sea, TMT and NCS, and shows how they were accounted for:

	Six months ended	Six months ended
(in thousands of $)	June 30, 2010	June 30, 2009

Charterhire payments accounted for as:
Direct financing and sales-type lease interest income	66,144	80,327
Finance lease service revenues	39,234	45,494
Direct financing and sales-type lease repayments	113,403	91,516

Total direct financing and sales-type lease payments received	218,781	217,337

Tankers and OBOs chartered to the Frontline Charterers are leased on time charter terms, where we are responsible for the management and operation of such vessels. This has been effected by entering into fixed price agreements with Frontline Management Bermuda Ltd, a subsidiary of Frontline Ltd, whereby we pay them management fees of $6,500 per day for each vessel chartered to the Frontline Charterers. Accordingly, $6,500 per day is allocated from each time charter payment received from the Frontline Charterers to cover lease executory costs, and this is classified as “finance lease service revenue”. If any of the vessels chartered to the Frontline Charterers is sub-chartered on a bareboat basis, then the charter payments for that vessel are reduced by $6,500 per day for the duration of the bareboat sub-charter.
Gain on sale of assets
Gains were recorded in the six months ended June 30, 2010, on the disposals of the VLCCs Front Vista and Front Lord.
Operating expenses

	Six months ended	Six months ended
(in thousands of $)	June 30, 2010	June 30, 2009

Ship operating expenses	40,818	47,084
Depreciation	16,040	14,983
Vessel impairment charge	—	26,756
Administrative expenses	5,247	5,118

	62,105	93,941

Ship operating expenses consist mainly of payments to Frontline Management of $6,500 per day for each tanker and OBO chartered to the Frontline Charterers, in accordance with the vessel management agreements. However, no operating expenses are paid to Frontline Management in respect of any vessel which is chartered on a bareboat basis. Ship operating expenses also include operating expenses for the container vessels operated on a time-charter basis and managed by unrelated third parties.

Ship operating expenses decreased by 13% for the six month period ended June 30, 2010 compared with the same period in 2009, primarily as a result of the sales of Front Duchess in 2009 and Front Vista in February 2010, the change in June 2009 of two non-double hull vessels to a bareboat charter and the change in the first six months of 2010 of a further two non-double hull VLCCs to short-term bareboat charters.
Depreciation expenses relate to the vessels on charters accounted for as operating leases. The increase from 2009 to 2010 is due to the conversion of four non-double hull VLCCs to operating leases.
In the second quarter of 2009 impairment charges totalling $26.8 million were taken against the values of six of our non-double hull VLCCs. These vessels are subject to IMO regulations, which restrict their ability to operate from 2010 onwards and Frontline Charterers have the option to terminate the charters on each of these vessels in 2010.
Administrative expenses are more or less unchanged in the six months ended June 30, 2010, from the comparable period in 2009.
Interest income
Interest income increased to $0.4 million for the six months ended June 30, 2010, from $0.1 million for the same period in 2009, largely due to interest earned on a short term seller’s credit extended on the sale of a vessel.
Interest expense

	Six months ended	Six months ended
(in thousands of $)	June 30, 2010	June 30, 2009

Interest on floating rate loans	19,903	24,650
Interest on 8.5% Senior Notes	12,702	19,086
Swap interest expense	12,492	6,753
Other interest	3,120	8,933
Amortization of deferred charges	3,009	2,412

	51,226	61,834

At June 30, 2010, the Company and its consolidated subsidiaries had total debt outstanding of $2.0 billion (December 31, 2009: $2.1 billion) comprised of $298 million net outstanding principal amount of 8.5% senior notes (December 31, 2009: $301 million) and $1.7 billion under floating rate secured long term credit facilities (December 31, 2009: $1.7 billion). In addition at December 31, 2009 the Company had $90 million of unsecured fixed rate long-term debt and $27 million of unsecured floating rate short-term debt, both of which have since been fully repaid. The average three-month US$ LIBOR was 0.35% in the six months ended June 30, 2010, and 1.04% in the six months ended June 30, 2009. The overall decrease in interest expense is largely due to the decrease in interest-bearing debt, particularly Senior Notes and unsecured fixed rate long-term debt.
The decrease in interest payable on Senior Notes is due to the acquisition of notes with a principal value of $148 million and $3 million in the six months ended 2009 and 2010 respectively, which are being held as treasury notes.
The decrease in other interest payable is principally due to the repayment in March 2010 of the unsecured fixed rate long-term debt due to a related party.
At June 30, 2010, the Company and its consolidated subsidiaries were party to interest rate swap contracts which effectively fix our interest rate on $1.1 billion of floating rate debt at a weighted average rate of 4.22% per annum (December 31, 2009: $1.1 billion of floating rate debt fixed at a weighted average rate of 3.59% per annum).
Amortization of deferred charges increased by 25% in the six months ended June 30, 2010, from the comparable period in the previous year, as a result of the early repayment of the $1.1 billion facility which was replaced with a new $725 million facility in March 2010.

As reported above, we have three subsidiaries accounted for under the equity method. Their non-operating expenses including interest expenses are not included above, but are reflected in “equity in earnings of associated companies” below.
Other financial items
In the six months ended June 30, 2010, other financial items amounted to a net cost of $13.8 million, compared to a net income of $27.6 million for the six months ended June 30, 2009. Other financial items for the six months ended June 30, 2010, consist mainly of losses on mark-to-market valuation of financial instruments of $13.1 million. The remaining balance relates to loan arrangement fees.
During the six months ended June 30, 2009 the Company recognized a net gain of $20.6 million on the purchase of $148 million of 8.5% senior notes and recorded a long-term investment impairment charge of $7.1 million. The remaining net balance consists mainly of changes in the value of financial instruments and loan arrangement fees. The impairment charge related to our investment in a company which owns and operates container vessels and reflected a significant decrease in market values of container vessels and container vessel spot rates.
Equity in earnings of associated companies
The Company has three wholly-owned subsidiaries which are accounted for under the equity method, as discussed in Note 3 of the Consolidated Financial Statements included herein. These investments represent 100% shareholdings in the vessel-owning subsidiaries which own the drybulk carrier Front Shadow acquired in 2006, the ultra deepwater drill ship West Polaris acquired in July 2008 and the two ultra deepwater drilling units West Hercules and West Taurus acquired in November 2008. Equity in earnings in associated companies decreased from $39.4 million in the six months ended June 30, 2009, to $36.2 million in the six months ended June 30, 2010, largely due to the allocation of the lease rental payments between interest and capital where lease interest income becomes a progressively smaller proportion as capital is repaid on the lease.
Seasonality
Most of our vessels are chartered at fixed rates on a long-term basis and seasonal factors do not have a significant direct affect on our business. Our jack-up drilling rig and most of our tankers and OBOs are subject to profit sharing agreements and to the extent that seasonal factors affect the profits of the charterers of these vessels, we will also be affected.
Liquidity and Capital Resources
At June 30, 2010, we had total cash and cash equivalents of $54.6 million and restricted cash of $4.1 million.
Cash flows provided by operating activities increased for the six months ended June 30, 2010 to $103.1 million, compared to $81.8 million for the same period in 2009, mainly due to working capital movements.
Net cash provided by investing activities was $106.8 million for the six months ended June 30, 2010, compared to $162.4 million provided in the same period in 2009, principally due to the release in 2009 of $59.3 million in restricted cash compared with none in 2010. Investment in newbuildings was $50.0 million higher in 2010 while repayments from capital leases was $21.9 million higher and proceeds from the sale of vessels was $29.3 million higher.
Net cash outflow from financing activities for the six months ended June 30, 2010 was $239.6 million, compared with $229.0 million in the same period in 2009. The increase in outflow was mainly due increases of $7.6 million in cash dividends paid and $10.5 million in loan arrangement fees paid, partially offset by a reduction of $6.7 million in cash settlements of derivative instruments. In the six months ended June 30, 2010, net repayments of debt amounted $156.0 million. In the six months ended June 30, 2009, net repayments of debt amounted to $173.2 million. $16.5 million was received from the issuance of shares and $53.5 million was paid in dividends.

SHIP FINANCE INTERNATIONAL LIMITED
Consolidated Statements of Operations
for the six month periods ended June 30, 2010 and June 30, 2009 (unaudited)
and the year ended December 31, 2009 (audited)
(in thousands of $, except per share amounts)

	Six months ended		Year ended
	June 30,		December 31,
	2010	2009	2009
	(unaudited)	(unaudited)	(audited)
Operating revenues
Direct financing and sales-type lease interest income from related parties	62,552	78,577	147,498
Direct financing and sales-type lease interest income from non-related parties	3,592	1,750	3,870
Finance lease service revenues from related parties	39,234	45,494	88,953
Profit sharing revenues from related parties	22,745	22,502	33,018
Time charter revenues from non-related parties	660	2,164	2,836
Bareboat charter revenues from related parties	10,799	10,437	20,402
Bareboat charter revenues from non-related parties	23,478	23,812	48,452
Other operating income	310	155	191

Total operating revenues	163,370	184,891	345,220

Gain on sale of assets	27,688	—	24,721

Operating expenses
Ship operating expenses to related parties	40,045	45,493	88,953
Ship operating expenses to non-related parties	773	1,591	2,541
Depreciation	16,040	14,983	30,236
Vessel impairment	—	26,756	26,756
Administrative expenses to related parties	637	457	411
Administrative expenses to non-related parties	4,610	4,661	11,780

Total operating expenses	62,105	93,941	160,677

Net operating income	128,953	90,950	209,264

Non-operating income / (expense)
Interest income	400	149	240
Interest expense to related parties	(3,120)	(8,931)	(15,923)
Interest expense to non-related parties	(48,106)	(52,903)	(101,152)
Net gain on repurchase of 8.5% Senior Notes	47	20,600	20,600
Long-term investment impairment charge	—	(7,110)	(7,110)
Other financial items, net	(13,850)	14,064	11,050

Net income before equity in earnings of associated companies	64,324	56,819	116,969

Equity in earnings of associated companies	36,240	39,379	75,629

Net income	100,564	96,198	192,598

Per share information:
Basic earnings per share	$1.27	$1.30	$2.59
Diluted earnings per share	$1.27	$1.30	$2.59
     The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Consolidated Balance Sheets
as at June 30, 2010 and December 31, 2009
(in thousands of $)

	June 30, 2010	December 31, 2009
	(unaudited)	(audited)

ASSETS
Current assets
Cash and cash equivalents	54,585	84,186
Restricted cash	4,101	4,101
Trade accounts receivable	7,128	1,873
Due from related parties	34,690	33,861
Other receivables	957	1,076
Inventories	69	94
Prepaid expenses and accrued income	311	177
Investment in direct financing and sales-type leases, current portion	126,061	139,889

Total current assets	227,902	265,257

Vessels and equipment	683,929	638,665
Accumulated depreciation on vessels and equipment	(98,095)	(82,058)

Vessels and equipment, net	585,834	556,607
Newbuildings	71,114	71,047
Investment in direct financing and sales-type leases, long-term portion	1,552,978	1,653,826
Investment in associated companies	429,385	444,435
Other long-term investments	2,965	2,329
Deferred charges	15,812	7,927

Total assets	2,885,990	3,001,428

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	228,465	292,541
Trade accounts payable	253	8
Due to related parties	33,111	422
Accrued expenses	4,686	9,098
Dividend payable	—	11,214
Other current liabilities	6,790	6,600

Total current liabilities	273,305	319,883

Long-term liabilities
Long-term debt	1,724,913	1,843,409
Financial instruments (long term): mark to market valuation	65,299	58,346
Other long-term liabilities	28,933	30,462

Total liabilities	2,092,450	2,252,100

Commitments and contingent liabilities	—	—
Stockholders’ equity
Share capital	79,125	79,125
Additional paid-in capital	60,338	59,307
Contributed surplus	522,070	506,559
Accumulated other comprehensive loss	(54,248)	(48,716)
Accumulated other comprehensive loss — associated companies	(50,928)	(33,415)
Retained earnings	237,183	186,468

Total stockholders’ equity	793,540	749,328

Total liabilities and stockholders’ equity	2,885,990	3,001,428

     The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Consolidated Statements of Cash Flows
for the six month periods ended June 30, 2010 and June 30, 2009 (unaudited)
and the year ended December 31, 2009 (audited)
(in thousands of $)

	Six months ended		Year ended
	June 30,		December 31,
	2010	2009	2009
	(unaudited)	(unaudited)	(audited)
Operating activities
Net income	100,564	96,198	192,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	16,040	14,983	30,236
Vessel impairment charge	—	26,756	26,756
Long-term investment impairment charge	—	7,110	7,110
Amortization of deferred charges	3,009	2,413	5,507
Amortization of seller’s credit	(1,038)	(1,034)	(2,065)
Equity in earnings of associated companies	(36,240)	(39,379)	(75,629)
Gain on sale of assets	(27,688)	—	(24,721)
Net gain on repurchase of 8.5% Senior Notes	(47)	(20,600)	(20,600)
Adjustment of derivatives to market value	13,089	(13,310)	(12,675)
Other	354	(157)	98
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	(5,255)	364	(1,438)
Due from related parties	44,292	18,125	5,531
Other receivables	119	178	73
Inventories	25	155	158
Prepaid expenses and accrued income	(134)	1,285	3,461
Trade accounts payable	245	18	(11)
Accrued expenses	(4,412)	(9,800)	(8,839)
Other current liabilities	210	(1,458)	(28)

Net cash provided by operating activities	103,133	81,847	125,522

Investing activities
Repayments from investments in direct financing and sales-type leases	113,403	91,516	209,368
Additions to newbuildings	(69,007)	(19,006)	(71,468)
Proceeds from sales of vessels	29,298	—	163,086
Net amounts received from associated companies	33,777	30,860	68,000
Proceeds from (costs of) other investments	(638)	(254)	(920)
Placement of restricted cash	—	59,290	56,002

Net cash provided by investing activities	106,833	162,406	424,068

Financing activities
Shares issued, net of issue costs	—	16,454	16,472
Repurchase of 8.5% Senior Notes	(2,918)	(125,405)	(125,405)
Proceeds from issuance of short-term and long-term debt	810,200	134,500	134,500
Repayments of short-term and long-term debt	(963,271)	(182,331)	(446,061)
Debt fees paid	(10,930)	(429)	(752)
Cash settlement of derivative instruments	(11,592)	(18,285)	(14,666)
Cash dividends paid	(61,056)	(53,465)	(75,567)

Net cash used in financing activities	(239,567)	(228,961)	(511,479)

Net change in cash and cash equivalents	(29,601)	15,292	38,111
Cash and cash equivalents at start of the period	84,186	46,075	46,075

Cash and cash equivalents at end of the period	54,585	61,367	84,186

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	51,744	63,246	117,231

     The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Income
for the six month periods ended June 30, 2010 and June 30, 2009 (unaudited)
and the year ended December 31, 2009 (audited)
(in thousands of $, except number of shares)

	Six months ended		Year ended
	June 30,		December 31,
	2010	2009	2009
	(unaudited)	(unaudited)	(audited)
Number of shares outstanding
At beginning of period	79,125,000	72,743,737	72,743,737
Shares issued (see Note 6)	—	3,495,264	6,381,263

At end of period	79,125,000	76,239,001	79,125,000

Share capital
At beginning of period	79,125	72,744	72,744
Shares issued (see Note 6)	—	4,534	6,381

At end of period	79,125	77,278	79,125

Additional paid-in capital
At beginning of period	59,307	2,194	2,194
Transfer to contributed surplus	—	—	(2,194)
Employee stock options issued	1,031	550	1,392
Shares issued	—	35,728	57,915

At end of period	60,338	38,472	59,307

Contributed surplus
At beginning of period	506,559	496,922	496,922
Transfer from additional paid-in capital	—	—	2,194
Amortization of deferred equity contributions	15,511	6,802	7,443

At end of period	522,070	503,724	506,559

Accumulated other comprehensive loss
At beginning of period	(48,716)	(90,064)	(90,064)
Other comprehensive income/(loss)	(5,532)	31,907	41,348

At end of period	(54,248)	(58,157)	(48,716)

Accumulated other comprehensive loss — associated companies
At beginning of period	(33,415)	(49,244)	(49,244)
Other comprehensive income/(loss)	(17,513)	23,340	15,829

At end of period	(50,928)	(25,904)	(33,415)

Retained earnings
At beginning of period	186,468	84,798	84,798
Net income	100,564	96,198	192,598
Dividends declared	(49,849)	(44,282)	(90,928)

At end of period	237,183	136,714	186,468

Total Stockholders’ Equity	793,540	672,127	749,328

Comprehensive income
Net income	100,564	96,198	192,598
Fair value adjustment to hedging financial instruments	(5,456)	31,867	41,248
Fair value adjustment to hedging financial instruments — associated companies	(17,513)	23,340	15,829
Other comprehensive income/(loss)	(76)	40	100

Comprehensive income	77,519	151,445	249,775

     The accompanying notes are an integral part of these consolidated financial statements.

SHIP FINANCE INTERNATIONAL LIMITED
Notes to the Consolidated Financial Statements
1.	INTERIM FINANCIAL DATA
The unaudited interim financial statements of Ship Finance International Limited (“Ship Finance” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary in order to make the interim financial statements not misleading, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying interim unaudited financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2009. The results of operations for the interim period ended June 30, 2010 are not necessarily indicative of the results for the entire year ending December 31, 2010.
Basis of Accounting
The consolidated financial statements are prepared in accordance with US GAAP. The consolidated financial statements include the assets and liabilities and results of operations of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Investments in companies over which the Company exercises significant influence but does not consolidate are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as “Investment in associated companies” and its share of the investees’ earnings or losses in the consolidated statements of operations as “Equity in earnings of associated companies”.

A variable interest entity is defined in ASC Topic 810 (“Consolidation”) as a legal entity where either (1) the entity is thinly capitalised i.e. the equity isn’t sufficient to fund the entity’s activities without additional subordinated support; or (2) the equity holders as a group have one of the following characteristics: (a) Lack the power to direct the activities of the entity that most significantly impact the entity’s economic performance; (b) Fail to absorb the entity’s expected losses; or (c) Fail to receive the entity’s expected residual returns; or (3) the equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

ASC 810 requires a variable interest entity to be consolidated if the interest holders has both (a) the power to direct the activities of the variable interest entity that most significantly impact the entity’s economic performance, and (b) the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. We evaluate our subsidiaries, and any other entity in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity. Investments in which the Company has a majority shareholding but which it does not consolidate, due to the participating rights of other interest holders, are accounted for using the equity method.

Items of historical data are reclassified where appropriate in order to provide comparative figures on a consistent basis.

The preparation of financial statements in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Revenue and Expense Recognition
Revenues and expenses are recognized on the accrual basis. Revenues are generated from time charter hire, bareboat charter hire, finance lease interest income, finance lease service revenues and profit sharing arrangements.

Each charter agreement is evaluated and classified as an operating or a capital lease. Rental receipts from operating leases are recognized to income over the period to which the payment relates.

Rental payments from capital leases, which are either direct financing leases or sales-type leases, are allocated between lease service revenues, if applicable, lease interest income and repayment of net investment in leases. The amount allocated to lease service revenue is based on the estimated fair value at the time of entering the lease agreement of the services provided, which consist of ship management and operating services.
Any contingent elements of rental income, such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized and the rentals are due and collectible.
Deemed Equity Contributions
The Company has used historical carrying value to account for an acquisition of vessels from Frontline Ltd (“Frontline”), which took place in 2004. This was a result of the related party nature of both the acquisition and subsequent direct financing leases of the vessels. The difference between the historical carrying value and the net investment in the lease has been recorded as a deferred deemed equity contribution, and is presented as a reduction in the net investment in finance leases in the balance sheet. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the new lease arrangement, as lease payments are applied to the principal balance of the lease receivable.
Derivatives — Interest rate swaps
The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair values of the interest rate swap contracts are recognized as assets or liabilities, and for certain of the Company’s swaps changes in fair values are recognized in the consolidated statements of operations. When the interest rate swap qualifies for hedge accounting under ASC Topic 815 “Derivatives and Hedging” (“ASC 815”: formerly FAS 133) and the Company has formally designated the swap instrument as a hedge to the underlying loan, and when the hedge is effective, the changes in the fair value of the swap are recognized in other comprehensive income.
Drydocking Provisions
Normal vessel repair and maintenance costs are charged to expense when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, applying the “expense as incurred” method.
New Accounting Pronouncements
In June 2009, the FASB issued FAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (“FAS 167”: now ASC Topic 810 “Consolidation”). FAS 167 amends the evaluation criteria to identify the primary beneficiary of a variable interest entity provided by FASB Interpretation No. 46(R). Additionally, FAS 167 requires ongoing reassessments of whether an enterprise is the primary beneficiary of the variable interest entity and additional disclosures. The adoption in fiscal year 2010 of FAS 167 by the Company did not have any material impact on its consolidated financial position, results of operations, and cash flows. Additional disclosure required by the new pronouncement is included in note 11.
2.	INVESTMENTS IN DIRECT FINANCING AND SALES-TYPE LEASES
Most of the Company’s VLCCs, Suezmaxes and OBOs are chartered on long-term, fixed-rate charters to Frontline Shipping Limited, Frontline Shipping II Limited and Frontline Shipping III Limited, (the “Frontline Charterers”) which extend for various periods depending on the age of the vessels, ranging from approximately four to 17 years remaining charter period. The terms of the charters do not provide the Frontline Charterers with an option to terminate the charter before the end of its term, other than with respect to the Company’s non-double hull vessels for which there are termination options commencing in 2010.
The Company’s jack-up drilling rig is chartered on a long-term bareboat charter to SeaDrill Invest II Limited (“SeaDrill II”), a wholly-owned subsidiary of Seadrill Limited (“Seadrill”), a related party. The terms of the charter, which expires in 2022, provide the charterer with various call options to acquire the rig at certain dates throughout the charter.

Two of the Company’s offshore supply vessels are chartered on long term bareboat charters to DESS Cyprus Limited, a wholly owned subsidiary of Deep Sea Supply Plc (“Deep Sea”), a related party. The terms of charters provide the charterer with various call options to acquire the vessels at certain dates throughout the charters, which expire in 2020.

As of June 30, 2010, 36 of the Company’s assets were accounted for as direct financing leases, all of which are leased to related parties. In addition, three of the Company’s assets were accounted for as sales-type leases, these being Front Sabang, Glorycrown and Everbright which are leased to non-related parties. The following lists the components of the investments in direct financing and sales-type leases as of June 30, 2010.

(in thousands of $)	June 30, 2010	December 31, 2009

Total minimum lease payments to be received	3,133,976	3,339,545
Less: amounts representing estimated executory costs including profit thereon, included in total minimum lease payments	(764,406)	(831,275)

Net minimum lease payments receivable	2,369,570	2,508,270
Estimated residual values of leased property (un-guaranteed)	455,231	522,873
Less: unearned income	(937,413)	(1,013,139)

	1,887,388	2,018,004
Less: deferred deemed equity contribution	(190,963)	(206,474)
Less: unamortized gains	(17,386)	(17,815)

Total investment in finance leases	1,679,039	1,793,715

Current portion	126,061	139,889
Long-term portion	1,552,978	1,653,826

	1,679,039	1,793,715

The above table includes the sales-type leases for Front Sabang, Glorycrown and Everbright as follows:

(in thousands of $)	June 30, 2010	December 31, 2009

Total minimum lease payments to be received	153,678	92,987
Less: unearned income	(30,127)	(17,624)

Total investment in finance leases	123,551	75,363

Current portion	14,912	11,904
Long-term portion	108,639	63,459

	123,551	75,363

3.	INVESTMENT IN ASSOCIATED COMPANIES
At June 30, 2010 and December 31, 2009 the Company has the following participation in investments that are recorded using the equity method:

	June 30, 2010	December 31, 2009
Front Shadow Inc. (“Front Shadow”)	100.00%	100.00%
SFL West Polaris Limited (“SFL West Polaris”)	100.00%	100.00%
SFL Deepwater Ltd (“SFL Deepwater”)	100.00%	100.00%
Summarized balance sheet information of the Company’s three equity method investees is as follows:

	As of June 30, 2010
		Front	SFL West	SFL
(in thousands of $)	TOTAL	Shadow	Polaris	Deepwater

Current assets	359,978	2,860	125,322	231,796
Non current assets	2,004,394	20,639	653,893	1,329,862
Current liabilities	251,817	4,104	79,128	168,585
Non current liabilities	1,592,625	16,030	542,701	1,033,894

	As of December 31, 2009
		Front	SFL West	SFL
(in thousands of $)	TOTAL	Shadow	Polaris	Deepwater

Current assets	316,822	1,882	112,002	202,938
Non current assets	2,125,707	21,626	692,690	1,411,391
Current liabilities	247,575	6,055	77,403	164,117
Non current liabilities	1,693,751	14,460	578,088	1,101,203
Summarized statement of operations information of the Company’s three equity method investees is as follows:

	Six months ended June 30 2010
		Front	SFL West	SFL
(in thousands of $)	TOTAL	Shadow	Polaris	Deepwater

Operating revenues	70,309	449	26,804	43,056
Net operating income	70,281	446	26,802	43,033
Net income	36,240	372	10,923	24,945

	Six months ended June 30, 2009
		Front	SFL West	SFL
(in thousands of $)	TOTAL	Shadow	Polaris	Deepwater

Operating revenues	77,344	568	29,376	47,400
Net operating income	77,270	560	29,345	47,365
Net income	39,379	423	11,558	27,398

	Year ended December 31, 2009
		Front	SFL West	SFL
(in thousands of $)	TOTAL	Shadow	Polaris	Deepwater

Operating revenues	150,473	1,109	57,547	91,817
Net operating income	150,230	1,096	57,442	91,692
Net income	75,629	864	22,476	52,289
Front Shadow is a 100% owned subsidiary of Ship Finance, incorporated in 2006 for the purpose of holding a Panamax drybulk carrier and leasing that vessel to Golden Ocean, a related party. In September 2006 Front Shadow entered into a $22.7 million term loan facility and at June 30, 2010 the balance outstanding under this facility was $15.5 million. The Company guarantees $2.1 million of this debt. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter, which expires in 2016.

SFL West Polaris is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding an ultra deepwater drillship and leasing that vessel to Seadrill Polaris Ltd. (“Seadrill Polaris”), a wholly owned and guaranteed subsidiary of Seadrill. In July 2008, SFL West Polaris entered into a $700.0 million term loan facility and at June 30, 2010 the balance outstanding under this facility was $582.6 million. The Company guaranteed $90.0 million of this debt at June 30, 2010. The vessel is chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the vessel at certain dates throughout the charter. In addition, SFL West Polaris has a put option to sell the vessel to Seadrill Polaris at a fixed price at the end of the charter, which expires in 2023.

SFL Deepwater is a 100% owned subsidiary of Ship Finance, incorporated in 2008 for the purpose of holding two ultra deepwater drilling rigs and leasing those rigs to Seadrill Deepwater Charterer Ltd. (“Seadrill Deepwater”), a wholly owned and guaranteed subsidiary of Seadrill. In September 2008 SFL Deepwater entered into a $1,400.0 million term loan facility and at June 30, 2010 the balance outstanding under this facility was $1,177.9 million. The Company guarantees $200.0 million of this debt. The rigs are chartered on a bareboat basis and the terms of the charter provide the charterer with various call options to acquire the rigs at certain dates throughout the charter. In addition, there is an obligation for Seadrill Deepwater to purchase the rigs at fixed prices at the end of the charters, which expire in 2023.
These three entities are being accounted for using the equity method as it has been determined that Ship Finance is not their primary beneficiary under ASC 810.

4.	SHORT-TERM AND LONG-TERM DEBT

(in thousands of $)	June 30, 2010	December 31, 2009

Long-term debt:
8.5% Senior Notes due 2013	298,074	301,074
U.S. dollar fixed rate loan due 2011 to a related party	—	90,000
U.S. dollar denominated floating rate debt (LIBOR plus a margin) due through 2019	1,655,304	1,718,376

	1,953,378	2,109,450

Short-term debt:
U.S. dollar floating rate loan due 2010 to a related party	—	26,500

Total short-term and long-term debt	1,953,378	2,135,950
Less: short-term portion	(228,465)	(292,541)

	1,724,913	1,843,409

The outstanding debt as of June 30, 2010 is repayable as follows:

(in thousands of $)
Year ending December 31
2010 (remaining six months)	92,769
2011	214,617
2012	329,812
2013	505,517
2014	249,577
Thereafter	561,086

Total debt	1,953,378

The weighted average interest rate for floating rate debt denominated in U.S. dollars was 4.22% per annum and 3.59% per annum at June 30, 2010, and December 31, 2009, respectively. These rates take into consideration the effect of related interest rate swaps. At June 30, 2010, the three month dollar USD LIBOR was 0.53% per annum.

8.5% Senior Notes due 2013

On December 15, 2003 the Company issued $580 million of 8.5% senior notes. Interest on the notes is payable in cash semi-annually in arrears on June 15 and December 15. The notes were not redeemable prior to December 15, 2008 except in certain circumstances. After that date the Company may redeem notes at redemption prices which reduce from 104.25% in 2009 to 100% in 2011 and thereafter.

In 2004, 2005 and 2006 the Company bought back and cancelled notes with an aggregate principal amounts of $130.9 million. No notes were bought in 2007 or 2008. In 2009 the Company purchased notes with a principal value of $148.0 million, which are being held as treasury notes and against which certain borrowings are secured (see below). A net gain of $20.6 million was recorded on purchase. The net amount outstanding at December 31, 2009 was $301.1 million.

In the six month period ended June 30, 2010, the Company purchased additional notes with a principal value of $3.0 million, which are also being held as treasury notes. The net amount outstanding at June 30, 2010 was $298.1 million.

$115 million loan due to a related party

In November 2008 the Company entered into a $115 million loan agreement at a fixed interest rate with a related party. The $90.0 million outstanding at December 31, 2009, was repaid in March 2010.

$1,131 million secured term loan facility

In February 2005 the Company entered into a $1,131 million six year term loan facility with a syndicate of banks, bearing interest at LIBOR plus a margin. The $766.6 million outstanding at December 31, 2009, was repaid in March 2010, mainly from the proceeds from the new $725.0 million facility (see below).

$350 million combined senior and junior secured term loan facility

In June 2005 the Company entered into a combined $350 million senior and junior secured term loan facility with a syndicate of banks, for the purpose of partly funding the acquisition of five VLCCs. The facility bears interest at LIBOR plus a margin for the senior loan and LIBOR plus a different margin for the junior loan. The facility is repayable over a term of seven years.

$210 million secured term loan facility

In April 2006 the Company entered into a $210 million secured term loan facility with a syndicate of banks to partly fund the acquisition of five new container vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of 12 years.

$170 million secured term loan facility

In February 2007 the Company entered into a $170 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of the jack-up drilling rig West Prospero. The facility bears interest at LIBOR plus a margin and is repayable over a term of six years from the date of delivery of the rig.

$149 million secured term loan facility

In August 2007 the Company entered into a $149 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of five new offshore supply vessels. One of the vessels was sold in January 2008 and the loan facility now relates to the remaining four vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$77 million secured term loan facility

In January 2008 the Company entered into a $77 million secured term loan facility with a syndicate of banks. The proceeds of the facility were used to partly fund the acquisition of two offshore supply vessels. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$30 million secured revolving credit facility

In February 2008 the Company entered into a $30 million secured revolving credit facility with a bank. The proceeds of the facility were used to partly fund the acquisition of the container vessel SFL Europa. The facility bears interest at LIBOR plus a margin and is repayable over a term of seven years.

$49 million secured term loan facility

In March 2008 the Company entered into a $49 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the acquisition of two newbuilding chemical tankers. The facility bears interest at LIBOR plus a margin and is repayable over a term of ten years.

$70 million secured revolving credit facility

In June 2008 the Company entered into a $70 million secured revolving credit facility with a bank. The proceeds of the facility were secured against three single hull VLCCs. Two of the VLCCs were sold in 2009 and as at June 30, 2010 the facility relates to a single VLCC. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.

$58 million secured revolving credit facility

In September 2008 the Company entered into a $58 million secured revolving credit facility with a syndicate of banks. The proceeds of the facility were secured against two containerships, Asian Ace and Green Ace. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.

$100 million secured revolving credit facility

In November 2008 the Company entered into a $100 million secured revolving credit facility with a bank. The proceeds of the facility were secured against five single hull VLCCs. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.

$60 million secured term loan facility

In June 2009 the Company entered into a $60 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and against which the facility is secured. The facility bears interest at LIBOR plus a margin and is repayable over a term of two years.

$30 million secured term loan facility

In June 2009 the Company entered into a $30 million secured term loan facility with a bank. The proceeds of the facility were used to partly fund the purchase of 8.5% Senior Notes issued by the Company, which are being held as treasury notes and against which the facility is secured. The facility bears interest at LIBOR plus a margin and is repayable over a term of three years.

$43 million secured term loan facility

In February 2010 the Company entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were secured against the newbuilding Suezmax oil tanker Glorycrown. The facility bears interest at LIBOR plus a margin and is repayable over a term of approximately five years.

$43 million secured term loan facility

In March 2010 the Company entered into a $43 million secured term loan facility with a bank. The proceeds of the facility were secured against the newbuilding Suezmax oil tanker Everbright. The facility bears interest at LIBOR plus a margin and is repayable over a term of five years.

$725 million secured term loan and revolving credit facility

In March 2010 the Company entered into a $725 million secured combined term loan and revolving credit facility with a syndicate of banks, to replace the $1,131 million facility due 2011. The proceeds of the facility are secured against 26 vessels chartered to Frontline. The facility bears interest at LIBOR plus a margin and the term loan is repayable over a term of five years.

$26.5 million short-term loan due to related party

In March 2009 the Charter Ancillary Agreement with Frontline Shipping III was amended, whereby the charter service reserve totalling $26.5 million relating to the vessels on charter to Frontline Shipping III may be in the form of a loan to the Company. The $26.5 million outstanding at December 31, 2009, was repaid in February 2010.

Agreements related to long-term debt provide limitations on the amount of total borrowings and secured debt, and acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. As of June 30, 2010 the Company is in compliance with all of the covenants under its long-term debt facilities.

5.	FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The counterparties to such contracts are Nordea Bank Finland Plc, HSH Nordbank AG, Fortis Bank (Nederland) N.V., Fortis Bank NV/SA, HBOS Treasury Services Plc, NIBC Bank N.V., Citibank N.A. London, Scotiabank Europe Plc, DnB NOR Bank ASA, Skandinaviska Enskilda Banken AB (publ) Oslo, ING Bank N.V., Lloyds TSB Bank Plc, Commmerzbank AG, Royal Bank of Scotland Plc, Credit Agricole Corporate and Investment Bank (formerly Calyon), Swedbank AB and Danske Bank A/S.. Credit risk exists to the extent that the counterparties are unable to perform under the contracts, but this risk is considered remote as the counterparties are all banks which have provided the Company with loans and the interest rate swaps are related to financing arrangements.

The Company manages its debt portfolio with interest rate swap agreements denominated in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. At June 30, 2010, the Company and its consolidated subsidiaries had entered into interest rate swap transactions, involving the payment of fixed rates in exchange for LIBOR, as summarized below. The summary includes all swap transactions, which are all designated as hedges against specific loans.

Notional Principal (in thousands of $)	Inception date	Maturity date	Fixed interest rate

$186,847 (reducing to $98,269)	April 2006	May 2019	5.65%
$103,513 (reducing to $86,612)	September 2007	September 2012	4.85%
$61,514 (reducing to $51,902)	January 2008	January 2012	3.69%
$45,034 (reducing to $24,794)	March 2008	August 2018	4.05% – 4.15%
$181,789 (reducing to $169,683)	March 2008	June 2012	1.88% – 3.43%
$530,000 (reducing to $122,632)	March 2010	March 2015	1.96% – 2.22%
As at June 30, 2010, the total notional principal amounts subject to such swap agreements was $1,108.7 million (December 31, 2009: $1,086.2 million).

Foreign currency risk

The majority of the Company’s transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. There is a risk that currency fluctuations will have a negative effect on the value of the Company’s cash flows. The Company has not entered into forward contracts for either transaction or translation risk, which may have an adverse effect on the Company’s financial condition and results of operations.

Fair Values

The carrying value and estimated fair value of the Company’s financial assets and liabilities at June 30, 2010 and December 31, 2009 are as follows:

	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
(in thousands of $)	value	value	value	value

Non-derivatives:
Cash and cash equivalents	54,585	54,585	84,186	84,186
Restricted cash	4,101	4,101	4,101	4,101
Floating rate short-term debt	—	—	26,500	26,500
Fixed rate long term debt	—	—	90,000	90,000
Floating rate long term debt	1,655,304	1,655,304	1,718,376	1,718,376
8.5% Senior Notes due 2013	298,074	295,093	301,074	289,784

Derivatives:
Total amounts receivable	—	—	—	—
Interest rate swap contracts–long term payables	65,299	65,299	58,346	58,346
Total amounts payable	65,299	65,299	58,346	58,346
In accordance with the accounting policy relating to interest rate swaps (see Note 1 “Derivatives — Interest rate swaps”), where the Company has designated the swap as a hedge, and to the extent that the hedge is effective, changes in the fair values of interest rate swaps are recognized in other comprehensive income. Changes in the fair value of other swaps and the ineffective portion of swaps designated as hedges are recognized in the consolidated statement of operations.

The above financial assets and liabilities are measured at fair value on a recurring basis as follows:

		Fair value measurements at reporting
		date using
		Quoted
		Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
(in thousands of $)	June 30, 2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents	54,585	54,585
Restricted cash	4,101	4,101

Total assets	58,686	58,686	—	—

Liabilities:
Floating rate long term debt	1,655,304	1,655,304
8.5% Senior Notes due 2013	295,093	295,093
Interest rate swap contracts — long term payables	65,299		65,299

Total liabilities	2,015,696	1,950,397	65,299	—

ASC Topic 820 “Fair Value Measurement and Disclosures” (“ASC 820”) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

The fair value for floating rate long-term debt is estimated to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The estimated fair value for fixed rate long-term senior notes is based on the quoted market price.

The fair value of interest rate swaps is calculated using a well-established independent valuation technique applied to contracted cash flows and LIBOR interest rates as at June 30, 2010.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Skandinaviska Enskilda Banken AB (publ), DnB NOR Bank ASA, Fortis Bank (Nederland) N.V. and Nordea Bank Finland Plc. However, the Company believes this risk is remote.

Since the Company was spun-off from Frontline in 2004, Frontline has accounted for a major proportion of our operating revenues. In the six months ended June 30, 2010, Frontline accounted for 72% of our operating revenues (for six months ended June 30, 2009: 72% — for year ended December 31, 2009: 72%). There is thus a concentration of revenue risk with Frontline.

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

Authorized share capital as at June 30, 2010 and December 31, 2009 is as follows:

(in thousands of U.S. $, except share data)
125,000,000 common shares, $1.00 par value each	$125,000

Issued and fully paid share capital as at June 30, 2010 and December 31, 2009 is as follows:

(in thousands)	June 30, 2010	December 31, 2009
Number of common shares issued	79,125	78,195
Shares subsequently issued in settlement of dividend	—	930
Issued share capital	$79,125	$79,125

The Company’s common shares are listed on the New York Stock Exchange.

During the year ended December 31, 2009, the Company declared four dividends and in each case shareholders were given the option to elect to receive their dividend in cash or in the form of newly issued common shares at a 5% discount to the volume-weighted-average-price of the shares for the three trading days prior to the ex-dividend date. In relation to the dividend declared on November 27, 2009, with an ex-dividend date of December 4, 2009, 0.9 million new shares were issued on January 27, 2010, to shareholders who elected to receive their dividend in the form of shares. This issue of shares in January 2010 was reflected in the Consolidated Balance Sheet as at December 31, 2009, since the outcome of the shareholders’ elections was fully known when the Consolidated Balance Sheet was prepared.

In November 2006 the Board of Directors approved the Ship Finance International Limited Share Option Scheme (the “Option Scheme”). The Option Scheme permits the Board of Directors, at its discretion, to grant options to employees and directors of the Company or its subsidiaries. The fair value cost of options granted is recognized in the statement of operations, and the corresponding amount is credited to additional paid in capital (see also Note 7).

The Company has accounted for an acquisition of vessels from Frontline at Frontline’s historical carrying value. This was a result of the related party nature of both the acquisition of the vessels and the subsequent leases. The difference between the historical carrying values and the net investment in the leases has been recorded as a deferred deemed equity contribution, and is presented as a reduction in net investment in direct financing leases in the balance sheet. The deferred deemed equity contribution is amortized as a credit to contributed surplus over the life of the lease arrangements, as lease payments are applied to the principal balance of the lease receivable. In the six months ended June 30, 2010, the Company has credited contributed surplus with $15.5 million of such deemed equity contributions.

7.	SHARE OPTION PLAN

The Option Scheme adopted in November 2006 will expire in November 2016. The subscription price for all options granted under the scheme will be reduced by the amount of all dividends declared by the Company per share in the period from the date of grant until the date the option is exercised, provided the subscription price never shall be reduced below the par value of the share. Options granted under the scheme will vest at a date determined by the board at the date of the grant. The options granted under the plan to date vest over a period of one to three years. There is no maximum number of shares authorized for awards of equity share options, and either authorized unissued shares of Ship Finance or treasury shares held by the Company may be used to satisfy exercised options.

Options for 72,000 shares were granted in the six months ended June 30, 2010.

As of June 30, 2010 there was $1.1 million in unrecognized compensation costs related to non-vested options granted under the Options Scheme (December 31, 2009: $1.6 million). This cost will be recognized over the vesting periods, which average 1.4 years.

8.	EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

			Year ended
	Six months ended June 30,		December 31,
(in thousands of $)	2010	2009	2009

Net income available to stockholders	100,564	96,198	192,598

The components of the denominator for the calculation of basic and diluted EPS are as follows:

			Year ended
	Six months ended June 30,		December 31,
(in thousands)	2010	2009	2009

Basic earnings per share:
Weighted average number of common shares outstanding	78,986	73,813	74,399

Diluted earnings per share:
Weighted average number of common shares outstanding	78,986	73,813	74,399
Effect of dilutive share options	187	—	5

	79,173	73,813	74,404

9.	RELATED PARTY TRANSACTIONS

The Company, which was formed in 2003 as a wholly-owned subsidiary of Frontline, was partially spun-off in 2004 and its shares commenced trading on the New York Stock Exchange in June 2004. A significant proportion of the Company’s business continues to be transacted with Frontline and the following other related parties, being companies in which our principal shareholders Hemen Holding Ltd. and Farahead Investment Inc. (hereafter jointly referred to as “Hemen”) and companies associated with Hemen have a significant interest:
•	Seadrill

•	Golden Ocean

•	Deep Sea

•	Golar LNG Limited (“Golar”)

•	Frontline Management (Bermuda) Limited (“Frontline Management”)
The Consolidated Balance Sheets include the following amounts due from and to related parties, excluding direct financing lease balances (Note 2):

	June 30,	December 31,
(in thousands of $)	2010	2009

Amounts due from:
Frontline Charterers (profit share receivable)	—	33,585
Frontline Management (prepayment of management charges)	18,747	—
Frontline Ltd (mainly seller’s credit — see below)	15,895	276
Other related parties	48	—

Total amount due from related parties	34,690	33,861

Amounts due to:
Frontline Charterers (mainly prepayment of charterhire in excess of accrued profit share)	33,061	234
Other related parties	50	188

Total amount due to related parties	33,111	422

Short-term debt: due to a related party	—	26,500
Long-term debt: due to a related party	—	90,000

Related party leasing and service contracts

As at June 30, 2010, 33 of the Company’s vessels were leased to the Frontline Charterers, one jack-up drilling rig was leased to a subsidiary of Seadrill and two offshore supply vessels were leased to subsidiaries of Deep Sea: these leases have been recorded as direct financing leases. In addition, three non-double hull VLCCs were leased to Frontline and four offshore supply vessels were leased to Deep Sea under operating leases.

At June 30, 2010 the combined balance of net investments in finance leases (including deferred equity contribution) with the Frontline Charterers and subsidiaries of Seadrill and Deep Sea was $1,763.8 million (December 31, 2009: $1,942.6 million) of which $111.1 million (December 31,2009: $128.0 million) represents short-term maturities.

At June 30, 2010 the net book value of assets leased under operating leases to Frontline and Deep Sea was $186.6 million (December 31, 2009: $147.1 million).

A summary of leasing revenues earned from Frontline Charterers, Seadrill and Deep Sea is as follows:

	6 months ended	6 months ended	Year ended
Payments (in millions of $)	June 30, 2010	June 30, 2009	December 31, 2009

Operating lease income	10.8	10.4	20.4
Finance lease interest income	62.6	78.6	147.5
Finance lease service revenue	39.2	45.5	89.0
Finance lease repayments	66.5	84.0	153.8
The Frontline Charterers pay the Company profit sharing of 20% of their earnings on a time-charter equivalent basis from their use of the Company’s fleet above average threshold charter rates each fiscal year. During the six months ended June 30, 2010, the Company earned and recognized revenue of $22.7 million under this arrangement (6 months ended June 30, 2009: $22.5 million; year ended December 31, 2009: $33.0 million).

In the event that vessels on charter to the Frontline Charterers are agreed to be sold, the Company may pay compensation for the termination of the lease. In September 2009 Front Duchess was sold and a termination fee of $2.4 million was paid on termination of the lease. In March 2010 Golden River was sold and a termination fee of $2.8 million was paid on termination of the lease.

As at June 30, 2010 the Company owed $33.1 million to the Frontline Charterers in respect of leasing contracts and profit share, having received prepayment of charterhire in excess of accrued profit share. At December 31, 2009, the Company was owed a total of $33.6 million by the Frontline Charterers in respect of leasing contracts and profit share.

Most of the vessels leased to the Frontline Charterers are on time charter terms and for each such vessel the Company pays a management fee of $6,500 per day to Frontline Management, a wholly owned subsidiary of Frontline, resulting in expenses of $40.0 million for the six months ended June 30, 2010 (six months ended June 30, 2009: $45.5 million, year ended December 31, 2009: $89.0 million). The management fees are classified as ship operating expenses in the consolidated statements of operations. At June 30, 2010, the Company had prepaid vessel management fees to Frontline Management amounting to $19.1 million.

The Company also paid $0.4 million to Frontline Management for the provision of management and administrative services for the six months ended June 30, 2010 (six months ended June 30, 2009: $0.2 million; year ended December 31, 2009: $0.4 million). At June 30, 2010, the Company had a net amount of $18.7 million receivable (including the prepayment) from Frontline Management (December 31, 2009: net amount payable $0.2 million).

The Company pays a commission of 1% to Frontline Management in respect of all payments received from the five year sales-type leases on the Suezmax tankers Glorycrown and Everbright. In the six months ended June 30, 2010, $0.5 million was paid to Frontline Management pursuant to this arrangement.

The Company paid $0.1 million to Golar Management UK Limited, a subsidiary of Golar, for the provision of office services in the six months ended June 30, 2010 (six months ended June 30, 2009: $0.1 million; year ended December 31, 2009: $0.2 million).

Related party purchases and sales of vessels — 2010

In January 2010 the Company sold the VLCC Front Vista to a subsidiary of Frontline for $58.5 million including compensation of $0.4 million which was received from Frontline for the cancellation of the related charter. A short-term seller’s credit was extended to Frontline, bearing interest at LIBOR plus a margin. At June 30, 2009, the outstanding balance on this seller’s credit was $15.0 million.

In March 2010 the Company sold the single-hull VLCC Golden River to an unrelated third party and compensation of approximately $2.8 million was paid to Frontline for the early termination of the related charter.

Related party purchases and sales of vessels — 2009

In July 2009 a subsidiary of Seadrill, to which the jack-up drilling rig West Ceres was chartered, exercised its option to purchase the rig from the Company at the fixed option price of $135.2 million.

10.	COMMITMENTS AND CONTINGENT LIABILITIES

Assets Pledged

June 30, 2010
Book value of assets pledged under ship mortgages	$2,265 million
Other Contractual Commitments

The Company has arranged insurance for the legal liability risks for its shipping activities with several all mutual protection and indemnity associations, including, but not limited to, Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig, North of England P&I Association Limited, The United Kingdom Mutual Steamship Assurance Association (Europe) Limited, the Steamship Mutual Underwriting Association Limited and Britannia Steam Ship Insurance Association Limited. On certain of the vessels insured, the Company is subject to calls payable to the associations based on the Company’s claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

At June 30, 2010 the Company had contractual commitments under newbuilding contracts and vessel acquisition agreements totalling $153.5 million (December 31, 2009: $189.1 million).

11.	CONSOLIDATED VARIABLE INTEREST ENTITIES

The Company’s consolidated financial statements include 14 variable interest entities where related and third parties have options to purchase the respective vessels with dates vary from September 2010 to October 2018. At 30 June 2010 the vessels of three of these entities are recorded as capital leases at a book value of $240.9 million with the remainder being leased on operating leases and carried at a net book value of $432.9 million. At 30 June 2010, unearned lease income and outstanding loan balance for these capital leases totalled $154.1 million and $167.3 million respectively. The outstanding loan balance for the vessels leased on operating leases totalled $334.9 million at June 30, 2010.

12.	SUBSEQUENT EVENTS

In August 2010 the Company declared a dividend of $0.35 per share which was paid on September 30, 2010.

In August 2010 the Company announced it has entered into agreements to acquire three Supramax drybulk carriers at a cost of approximately $100.7 million, with delivery expected in 2010 and 2011. The Company has secured long term charters for the vessels commencing immediately upon delivery from the shipyards, for an average charter period of nine years. In November 2010, the Company also secured bank financing for two of the drybulk carriers. The new loan is for approximately $54 million, or 80% of the contract price of the vessels, and will have a tenor of eight years. Ship Finance has provided corporate guarantees for a limited part of the outstanding loan amounts.
In August 2010, the Company sold the Front Sabang to an unrelated third party for net proceeds $13.2 million. A secured short-term seller’s credit of $5 million was extended to the buyers, bearing a fixed interest rate.

In October 2010, the company successfully placed a new senior unsecured bond loan in the Norwegian credit market with maturity in April 2014. The total loan amount is NOK 500 million, which is equivalent to approximately $85 million. All payments are swapped to United States Dollars and to a fixed interest rate of 5.32% p.a.

In November 2010, the Company announced that it entered into agreements to charter the four newbuilding Handysize bulk carriers under construction in China to a large privately-owned Chinese industrial conglomerate. The charter period is five years.

In November, 2010, the Company announced that it entered into agreements to acquire a further two Supramax drybulk carriers at a total cost of approximately $61 million with delivery expected in 2011. The Company has secured long term charters for the vessels commencing immediately upon delivery from the shipyards, for a period of ten years.

In November 2010, Golden Ocean announced that it entered into an agreement to sell the 1997-built Panamax vessel Golden Shadow to an unrelated third party. The vessel is currently on bareboat charter from the Company with a purchase option, and the Company will receive proceeds of $21.5 million from the sale of the vessel.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed herein may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in demand for the carriage of drybulk cargoes and goods shipped in container vessels, the level of global oil exploration, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission and our Annual Report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Ship Finance International Limited (Registrant)
Date: November 12, 2010	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	Chief Executive Officer, Ship Finance Management AS